UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 3)*

Cogent Biosciences, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

19240Q201

(CUSIP Number)

December 31, 2022

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 19240Q201	Page 2 of 18

1.	Name of Reporting Persons Venrock Healthcare Capital Partners II, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒[1] (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 7,309,128[2]
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 7,309,128[2]
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,309,128[2]
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 9.99%[3]
12.	Type of Reporting Person (See Instructions) PN

1	Venrock Healthcare Capital Partners II, L.P., VHCP Co-Investment Holdings II, LLC, Venrock Healthcare Capital Partners III, L.P., VHCP Co-Investment Holdings III, LLC, Venrock Healthcare Capital Partners EG, L.P., VHCP Management II, LLC, VHCP Management III, LLC, VHCP Management EG, LLC, Nimish Shah and Bong Koh are members of a group for the purposes of this Schedule 13G/A.
2	Consists of (i) 329,906 shares of common stock and 864,529 shares of common stock issuable upon the conversion of Series A non-voting convertible preferred stock (“Series A stock”) held by Venrock Healthcare Capital Partners II, L.P., (ii) 133,690 shares of common stock and 350,226 shares of common stock issuable upon the conversion of Series A stock held by VHCP Co-Investment Holdings II, LLC, (iii) 1,382,064 shares of common stock and 1,869,389 shares of common stock issuable upon the conversion of Series A stock held by Venrock Healthcare Capital Partners III, L.P., (iv) 138,161 shares of common stock and 186,867 shares of common stock issuable upon the conversion of Series A stock held by VHCP Co-Investment Holdings III, LLC., and (v) 2,054,296 shares of common stock held by Venrock Healthcare Capital Partners EG, L.P. The share numbers in the preceding sentence represent the maximum number of shares of common stock issuable upon the voluntary conversion of the Reporting Persons’ Series A stock pursuant to the Certificate of Designation for the Series A stock as a result of the blocker provision of the Certificate of Designation described in the following sentence. The Certificate of Designation provides that the holder of Series A stock will not have a right to convert, subject to certain exceptions, the Series A stock for common stock if, as a result of such conversion, the holder, together with its affiliates and other attribution parties, would exceed a beneficial ownership limitation to be set at the discretion of the holder between 4.9% and 19.9% of the number of shares of common stock outstanding immediately after giving effect to the issuance of the shares of common stock being converted. The Reporting Persons have set the beneficial ownership limitation at 9.99%.
3	This percentage is calculated based upon (i) 69,893,434 shares of the Issuer’s Common Stock outstanding as of November 11, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 14, 2022 plus (ii) 3,271,011 shares of common stock issuable upon conversion of Series A stock held by the Reporting Persons.

CUSIP No. 19240Q201	Page 3 of 18

1.	Name of Reporting Persons VHCP Co-Investment Holdings II, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒[1] (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 7,309,128[2]
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 7,309,128[2]
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,309,128[2]
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 9.99%[3]
12.	Type of Reporting Person (See Instructions) OO

1	Venrock Healthcare Capital Partners II, L.P., VHCP Co-Investment Holdings II, LLC, Venrock Healthcare Capital Partners III, L.P., VHCP Co-Investment Holdings III, LLC, Venrock Healthcare Capital Partners EG, L.P., VHCP Management II, LLC, VHCP Management III, LLC, VHCP Management EG, LLC, Nimish Shah and Bong Koh are members of a group for the purposes of this Schedule 13G/A.
2	Consists of (i) 329,906 shares of common stock and 864,529 shares of common stock issuable upon the conversion of Series A non-voting convertible preferred stock (“Series A stock”) held by Venrock Healthcare Capital Partners II, L.P., (ii) 133,690 shares of common stock and 350,226 shares of common stock issuable upon the conversion of Series A stock held by VHCP Co-Investment Holdings II, LLC, (iii) 1,382,064 shares of common stock and 1,869,389 shares of common stock issuable upon the conversion of Series A stock held by Venrock Healthcare Capital Partners III, L.P., (iv) 138,161 shares of common stock and 186,867 shares of common stock issuable upon the conversion of Series A stock held by VHCP Co-Investment Holdings III, LLC., and (v) 2,054,296 shares of common stock held by Venrock Healthcare Capital Partners EG, L.P. The share numbers in the preceding sentence represent the maximum number of shares of common stock issuable upon the voluntary conversion of the Reporting Persons’ Series A stock pursuant to the Certificate of Designation for the Series A stock as a result of the blocker provision of the Certificate of Designation described in the following sentence. The Certificate of Designation provides that the holder of Series A stock will not have a right to convert, subject to certain exceptions, the Series A stock for common stock if, as a result of such conversion, the holder, together with its affiliates and other attribution parties, would exceed a beneficial ownership limitation to be set at the discretion of the holder between 4.9% and 19.9% of the number of shares of common stock outstanding immediately after giving effect to the issuance of the shares of common stock being converted. The Reporting Persons have set the beneficial ownership limitation at 9.99%.
3	This percentage is calculated based upon (i) 69,893,434 shares of the Issuer’s Common Stock outstanding as of November 11, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 14, 2022 plus (ii) 3,271,011 shares of common stock issuable upon conversion of Series A stock held by the Reporting Persons.

CUSIP No. 19240Q201	Page 4 of 18

1.	Name of reporting persons Venrock Healthcare Capital Partners III, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒[1] (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 7,309,128[2]
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 7,309,128[2]
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,309,128[2]
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 9.99%[3]
12.	Type of Reporting Person (See Instructions) PN

1	Venrock Healthcare Capital Partners II, L.P., VHCP Co-Investment Holdings II, LLC, Venrock Healthcare Capital Partners III, L.P., VHCP Co-Investment Holdings III, LLC, Venrock Healthcare Capital Partners EG, L.P., VHCP Management II, LLC, VHCP Management III, LLC, VHCP Management EG, LLC, Nimish Shah and Bong Koh are members of a group for the purposes of this Schedule 13G/A.
2	Consists of (i) 329,906 shares of common stock and 864,529 shares of common stock issuable upon the conversion of Series A non-voting convertible preferred stock (“Series A stock”) held by Venrock Healthcare Capital Partners II, L.P., (ii) 133,690 shares of common stock and 350,226 shares of common stock issuable upon the conversion of Series A stock held by VHCP Co-Investment Holdings II, LLC, (iii) 1,382,064 shares of common stock and 1,869,389 shares of common stock issuable upon the conversion of Series A stock held by Venrock Healthcare Capital Partners III, L.P., (iv) 138,161 shares of common stock and 186,867 shares of common stock issuable upon the conversion of Series A stock held by VHCP Co-Investment Holdings III, LLC., and (v) 2,054,296 shares of common stock held by Venrock Healthcare Capital Partners EG, L.P. The share numbers in the preceding sentence represent the maximum number of shares of common stock issuable upon the voluntary conversion of the Reporting Persons’ Series A stock pursuant to the Certificate of Designation for the Series A stock as a result of the blocker provision of the Certificate of Designation described in the following sentence. The Certificate of Designation provides that the holder of Series A stock will not have a right to convert, subject to certain exceptions, the Series A stock for common stock if, as a result of such conversion, the holder, together with its affiliates and other attribution parties, would exceed a beneficial ownership limitation to be set at the discretion of the holder between 4.9% and 19.9% of the number of shares of common stock outstanding immediately after giving effect to the issuance of the shares of common stock being converted. The Reporting Persons have set the beneficial ownership limitation at 9.99%.
3	This percentage is calculated based upon (i) 69,893,434 shares of the Issuer’s Common Stock outstanding as of November 11, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 14, 2022 plus (ii) 3,271,011 shares of common stock issuable upon conversion of Series A stock held by the Reporting Persons.

CUSIP No. 19240Q201	Page 5 of 18

1.	Name of reporting persons VHCP Co-Investment Holdings III, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒[1] (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 7,309,128[2]
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 7,309,128[2]
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,309,128[2]
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 9.99%[3]
12.	Type of Reporting Person (See Instructions) OO

1	Venrock Healthcare Capital Partners II, L.P., VHCP Co-Investment Holdings II, LLC, Venrock Healthcare Capital Partners III, L.P., VHCP Co-Investment Holdings III, LLC, Venrock Healthcare Capital Partners EG, L.P., VHCP Management II, LLC, VHCP Management III, LLC, VHCP Management EG, LLC, Nimish Shah and Bong Koh are members of a group for the purposes of this Schedule 13G/A.
2	Consists of (i) 329,906 shares of common stock and 864,529 shares of common stock issuable upon the conversion of Series A non-voting convertible preferred stock (“Series A stock”) held by Venrock Healthcare Capital Partners II, L.P., (ii) 133,690 shares of common stock and 350,226 shares of common stock issuable upon the conversion of Series A stock held by VHCP Co-Investment Holdings II, LLC, (iii) 1,382,064 shares of common stock and 1,869,389 shares of common stock issuable upon the conversion of Series A stock held by Venrock Healthcare Capital Partners III, L.P., (iv) 138,161 shares of common stock and 186,867 shares of common stock issuable upon the conversion of Series A stock held by VHCP Co-Investment Holdings III, LLC., and (v) 2,054,296 shares of common stock held by Venrock Healthcare Capital Partners EG, L.P. The share numbers in the preceding sentence represent the maximum number of shares of common stock issuable upon the voluntary conversion of the Reporting Persons’ Series A stock pursuant to the Certificate of Designation for the Series A stock as a result of the blocker provision of the Certificate of Designation described in the following sentence. The Certificate of Designation provides that the holder of Series A stock will not have a right to convert, subject to certain exceptions, the Series A stock for common stock if, as a result of such conversion, the holder, together with its affiliates and other attribution parties, would exceed a beneficial ownership limitation to be set at the discretion of the holder between 4.9% and 19.9% of the number of shares of common stock outstanding immediately after giving effect to the issuance of the shares of common stock being converted. The Reporting Persons have set the beneficial ownership limitation at 9.99%.
3	This percentage is calculated based upon (i) 69,893,434 shares of the Issuer’s Common Stock outstanding as of November 11, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 14, 2022 plus (ii) 3,271,011 shares of common stock issuable upon conversion of Series A stock held by the Reporting Persons.

CUSIP No. 19240Q201	Page 6 of 18

1.	Name of reporting persons Venrock Healthcare Capital Partners EG, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒[1] (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 7,309,128[2]
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 7,309,128[2]
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,309,128[2]
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 9.99%[3]
12.	Type of Reporting Person (See Instructions) PN

1	Venrock Healthcare Capital Partners II, L.P., VHCP Co-Investment Holdings II, LLC, Venrock Healthcare Capital Partners III, L.P., VHCP Co-Investment Holdings III, LLC, Venrock Healthcare Capital Partners EG, L.P., VHCP Management II, LLC, VHCP Management III, LLC, VHCP Management EG, LLC, Nimish Shah and Bong Koh are members of a group for the purposes of this Schedule 13G/A.
2	Consists of (i) 329,906 shares of common stock and 864,529 shares of common stock issuable upon the conversion of Series A non-voting convertible preferred stock (“Series A stock”) held by Venrock Healthcare Capital Partners II, L.P., (ii) 133,690 shares of common stock and 350,226 shares of common stock issuable upon the conversion of Series A stock held by VHCP Co-Investment Holdings II, LLC, (iii) 1,382,064 shares of common stock and 1,869,389 shares of common stock issuable upon the conversion of Series A stock held by Venrock Healthcare Capital Partners III, L.P., (iv) 138,161 shares of common stock and 186,867 shares of common stock issuable upon the conversion of Series A stock held by VHCP Co-Investment Holdings III, LLC., and (v) 2,054,296 shares of common stock held by Venrock Healthcare Capital Partners EG, L.P. The share numbers in the preceding sentence represent the maximum number of shares of common stock issuable upon the voluntary conversion of the Reporting Persons’ Series A stock pursuant to the Certificate of Designation for the Series A stock as a result of the blocker provision of the Certificate of Designation described in the following sentence. The Certificate of Designation provides that the holder of Series A stock will not have a right to convert, subject to certain exceptions, the Series A stock for common stock if, as a result of such conversion, the holder, together with its affiliates and other attribution parties, would exceed a beneficial ownership limitation to be set at the discretion of the holder between 4.9% and 19.9% of the number of shares of common stock outstanding immediately after giving effect to the issuance of the shares of common stock being converted. The Reporting Persons have set the beneficial ownership limitation at 9.99%.
3	This percentage is calculated based upon (i) 69,893,434 shares of the Issuer’s Common Stock outstanding as of November 11, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 14, 2022 plus (ii) 3,271,011 shares of common stock issuable upon conversion of Series A stock held by the Reporting Persons.

CUSIP No. 19240Q201	Page 7 of 18

1.	Name of reporting persons VHCP Management II, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒[1] (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 7,309,128[2]
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 7,309,128[2]
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,309,128[2]
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 9.99%[3]
12.	Type of Reporting Person (See Instructions) OO

1	Venrock Healthcare Capital Partners II, L.P., VHCP Co-Investment Holdings II, LLC, Venrock Healthcare Capital Partners III, L.P., VHCP Co-Investment Holdings III, LLC, Venrock Healthcare Capital Partners EG, L.P., VHCP Management II, LLC, VHCP Management III, LLC, VHCP Management EG, LLC, Nimish Shah and Bong Koh are members of a group for the purposes of this Schedule 13G/A.
2	Consists of (i) 329,906 shares of common stock and 864,529 shares of common stock issuable upon the conversion of Series A non-voting convertible preferred stock (“Series A stock”) held by Venrock Healthcare Capital Partners II, L.P., (ii) 133,690 shares of common stock and 350,226 shares of common stock issuable upon the conversion of Series A stock held by VHCP Co-Investment Holdings II, LLC, (iii) 1,382,064 shares of common stock and 1,869,389 shares of common stock issuable upon the conversion of Series A stock held by Venrock Healthcare Capital Partners III, L.P., (iv) 138,161 shares of common stock and 186,867 shares of common stock issuable upon the conversion of Series A stock held by VHCP Co-Investment Holdings III, LLC., and (v) 2,054,296 shares of common stock held by Venrock Healthcare Capital Partners EG, L.P. The share numbers in the preceding sentence represent the maximum number of shares of common stock issuable upon the voluntary conversion of the Reporting Persons’ Series A stock pursuant to the Certificate of Designation for the Series A stock as a result of the blocker provision of the Certificate of Designation described in the following sentence. The Certificate of Designation provides that the holder of Series A stock will not have a right to convert, subject to certain exceptions, the Series A stock for common stock if, as a result of such conversion, the holder, together with its affiliates and other attribution parties, would exceed a beneficial ownership limitation to be set at the discretion of the holder between 4.9% and 19.9% of the number of shares of common stock outstanding immediately after giving effect to the issuance of the shares of common stock being converted. The Reporting Persons have set the beneficial ownership limitation at 9.99%.
3	This percentage is calculated based upon (i) 69,893,434 shares of the Issuer’s Common Stock outstanding as of November 11, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 14, 2022 plus (ii) 3,271,011 shares of common stock issuable upon conversion of Series A stock held by the Reporting Persons.

CUSIP No. 19240Q201	Page 8 of 18

1.	Name of reporting persons VHCP Management III, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒[1] (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 7,309,128[2]
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 7,309,128[2]
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,309,128[2]
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 9.99%[3]
12.	Type of Reporting Person (See Instructions) OO

1	Venrock Healthcare Capital Partners II, L.P., VHCP Co-Investment Holdings II, LLC, Venrock Healthcare Capital Partners III, L.P., VHCP Co-Investment Holdings III, LLC, Venrock Healthcare Capital Partners EG, L.P., VHCP Management II, LLC, VHCP Management III, LLC, VHCP Management EG, LLC, Nimish Shah and Bong Koh are members of a group for the purposes of this Schedule 13G/A.
2	Consists of (i) 329,906 shares of common stock and 864,529 shares of common stock issuable upon the conversion of Series A non-voting convertible preferred stock (“Series A stock”) held by Venrock Healthcare Capital Partners II, L.P., (ii) 133,690 shares of common stock and 350,226 shares of common stock issuable upon the conversion of Series A stock held by VHCP Co-Investment Holdings II, LLC, (iii) 1,382,064 shares of common stock and 1,869,389 shares of common stock issuable upon the conversion of Series A stock held by Venrock Healthcare Capital Partners III, L.P., (iv) 138,161 shares of common stock and 186,867 shares of common stock issuable upon the conversion of Series A stock held by VHCP Co-Investment Holdings III, LLC., and (v) 2,054,296 shares of common stock held by Venrock Healthcare Capital Partners EG, L.P. The share numbers in the preceding sentence represent the maximum number of shares of common stock issuable upon the voluntary conversion of the Reporting Persons’ Series A stock pursuant to the Certificate of Designation for the Series A stock as a result of the blocker provision of the Certificate of Designation described in the following sentence. The Certificate of Designation provides that the holder of Series A stock will not have a right to convert, subject to certain exceptions, the Series A stock for common stock if, as a result of such conversion, the holder, together with its affiliates and other attribution parties, would exceed a beneficial ownership limitation to be set at the discretion of the holder between 4.9% and 19.9% of the number of shares of common stock outstanding immediately after giving effect to the issuance of the shares of common stock being converted. The Reporting Persons have set the beneficial ownership limitation at 9.99%.
3	This percentage is calculated based upon (i) 69,893,434 shares of the Issuer’s Common Stock outstanding as of November 11, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 14, 2022 plus (ii) 3,271,011 shares of common stock issuable upon conversion of Series A stock held by the Reporting Persons.

CUSIP No. 19240Q201	Page 9 of 18

1.	Name of reporting persons VHCP Management EG, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒[1] (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 7,309,128[2]
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 7,309,128[2]
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,309,128[2]
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 9.99%[3]
12.	Type of Reporting Person (See Instructions) OO

1	Venrock Healthcare Capital Partners II, L.P., VHCP Co-Investment Holdings II, LLC, Venrock Healthcare Capital Partners III, L.P., VHCP Co-Investment Holdings III, LLC, Venrock Healthcare Capital Partners EG, L.P., VHCP Management II, LLC, VHCP Management III, LLC, VHCP Management EG, LLC, Nimish Shah and Bong Koh are members of a group for the purposes of this Schedule 13G/A.
2	Consists of (i) 329,906 shares of common stock and 864,529 shares of common stock issuable upon the conversion of Series A non-voting convertible preferred stock (“Series A stock”) held by Venrock Healthcare Capital Partners II, L.P., (ii) 133,690 shares of common stock and 350,226 shares of common stock issuable upon the conversion of Series A stock held by VHCP Co-Investment Holdings II, LLC, (iii) 1,382,064 shares of common stock and 1,869,389 shares of common stock issuable upon the conversion of Series A stock held by Venrock Healthcare Capital Partners III, L.P., (iv) 138,161 shares of common stock and 186,867 shares of common stock issuable upon the conversion of Series A stock held by VHCP Co-Investment Holdings III, LLC., and (v) 2,054,296 shares of common stock held by Venrock Healthcare Capital Partners EG, L.P. The share numbers in the preceding sentence represent the maximum number of shares of common stock issuable upon the voluntary conversion of the Reporting Persons’ Series A stock pursuant to the Certificate of Designation for the Series A stock as a result of the blocker provision of the Certificate of Designation described in the following sentence. The Certificate of Designation provides that the holder of Series A stock will not have a right to convert, subject to certain exceptions, the Series A stock for common stock if, as a result of such conversion, the holder, together with its affiliates and other attribution parties, would exceed a beneficial ownership limitation to be set at the discretion of the holder between 4.9% and 19.9% of the number of shares of common stock outstanding immediately after giving effect to the issuance of the shares of common stock being converted. The Reporting Persons have set the beneficial ownership limitation at 9.99%.
3	This percentage is calculated based upon (i) 69,893,434 shares of the Issuer’s Common Stock outstanding as of November 11, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 14, 2022 plus (ii) 3,271,011 shares of common stock issuable upon conversion of Series A stock held by the Reporting Persons.

CUSIP No. 19240Q201	Page 10 of 18

1.	Name of Reporting Persons Shah, Nimish
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒[1] (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 7,309,128[2]
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 7,309,128[2]
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,309,128[2]
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 9.99%[3]
12.	Type of Reporting Person (See Instructions) IN

1	Venrock Healthcare Capital Partners II, L.P., VHCP Co-Investment Holdings II, LLC, Venrock Healthcare Capital Partners III, L.P., VHCP Co-Investment Holdings III, LLC, Venrock Healthcare Capital Partners EG, L.P., VHCP Management II, LLC, VHCP Management III, LLC, VHCP Management EG, LLC, Nimish Shah and Bong Koh are members of a group for the purposes of this Schedule 13G/A.
2	Consists of (i) 329,906 shares of common stock and 864,529 shares of common stock issuable upon the conversion of Series A non-voting convertible preferred stock (“Series A stock”) held by Venrock Healthcare Capital Partners II, L.P., (ii) 133,690 shares of common stock and 350,226 shares of common stock issuable upon the conversion of Series A stock held by VHCP Co-Investment Holdings II, LLC, (iii) 1,382,064 shares of common stock and 1,869,389 shares of common stock issuable upon the conversion of Series A stock held by Venrock Healthcare Capital Partners III, L.P., (iv) 138,161 shares of common stock and 186,867 shares of common stock issuable upon the conversion of Series A stock held by VHCP Co-Investment Holdings III, LLC., and (v) 2,054,296 shares of common stock held by Venrock Healthcare Capital Partners EG, L.P. The share numbers in the preceding sentence represent the maximum number of shares of common stock issuable upon the voluntary conversion of the Reporting Persons’ Series A stock pursuant to the Certificate of Designation for the Series A stock as a result of the blocker provision of the Certificate of Designation described in the following sentence. The Certificate of Designation provides that the holder of Series A stock will not have a right to convert, subject to certain exceptions, the Series A stock for common stock if, as a result of such conversion, the holder, together with its affiliates and other attribution parties, would exceed a beneficial ownership limitation to be set at the discretion of the holder between 4.9% and 19.9% of the number of shares of common stock outstanding immediately after giving effect to the issuance of the shares of common stock being converted. The Reporting Persons have set the beneficial ownership limitation at 9.99%.
3	This percentage is calculated based upon (i) 69,893,434 shares of the Issuer’s Common Stock outstanding as of November 11, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 14, 2022 plus (ii) 3,271,011 shares of common stock issuable upon conversion of Series A stock held by the Reporting Persons.

CUSIP No. 19240Q201	Page 11 of 18

1.	Name of Reporting Persons Koh, Bong
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒[1] (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 7,309,128[2]
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 7,309,128[2]
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,309,128[2]
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 9.99%[3]
12.	Type of Reporting Person (See Instructions) IN

1	Venrock Healthcare Capital Partners II, L.P., VHCP Co-Investment Holdings II, LLC, Venrock Healthcare Capital Partners III, L.P., VHCP Co-Investment Holdings III, LLC, Venrock Healthcare Capital Partners EG, L.P., VHCP Management II, LLC, VHCP Management III, LLC, VHCP Management EG, LLC, Nimish Shah and Bong Koh are members of a group for the purposes of this Schedule 13G/A.
2	Consists of (i) 329,906 shares of common stock and 864,529 shares of common stock issuable upon the conversion of Series A non-voting convertible preferred stock (“Series A stock”) held by Venrock Healthcare Capital Partners II, L.P., (ii) 133,690 shares of common stock and 350,226 shares of common stock issuable upon the conversion of Series A stock held by VHCP Co-Investment Holdings II, LLC, (iii) 1,382,064 shares of common stock and 1,869,389 shares of common stock issuable upon the conversion of Series A stock held by Venrock Healthcare Capital Partners III, L.P., (iv) 138,161 shares of common stock and 186,867 shares of common stock issuable upon the conversion of Series A stock held by VHCP Co-Investment Holdings III, LLC., and (v) 2,054,296 shares of common stock held by Venrock Healthcare Capital Partners EG, L.P. The share numbers in the preceding sentence represent the maximum number of shares of common stock issuable upon the voluntary conversion of the Reporting Persons’ Series A stock pursuant to the Certificate of Designation for the Series A stock as a result of the blocker provision of the Certificate of Designation described in the following sentence. The Certificate of Designation provides that the holder of Series A stock will not have a right to convert, subject to certain exceptions, the Series A stock for common stock if, as a result of such conversion, the holder, together with its affiliates and other attribution parties, would exceed a beneficial ownership limitation to be set at the discretion of the holder between 4.9% and 19.9% of the number of shares of common stock outstanding immediately after giving effect to the issuance of the shares of common stock being converted. The Reporting Persons have set the beneficial ownership limitation at 9.99%.
3	This percentage is calculated based upon (i) 69,893,434 shares of the Issuer’s Common Stock outstanding as of November 11, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 14, 2022 plus (ii) 3,271,011 shares of common stock issuable upon conversion of Series A stock held by the Reporting Persons.

CUSIP No. 19240Q201	Page 12 of 18

Introductory Note: This Schedule 13G/A is filed on behalf of Venrock Healthcare Capital Partners II, L.P., a limited partnership organized under the laws of the State of Delaware (“VHCP-II”), VHCP Co-Investment Holdings II, LLC, a limited liability company organized under the laws of the State of Delaware (“VHCP-II Co-Invest”), Venrock Healthcare Capital Partners III, L.P., a limited partnership organized under the laws of the State of Delaware (“VHCP-III”), VHCP Co-Investment Holdings III, LLC, a limited liability company organized under the laws of the State of Delaware (“VHCP-III Co-Invest”), Venrock Healthcare Capital Partners EG, L.P., a limited partnership organized under the laws of the State of Delaware (“VHCP-EG”), VHCP Management II, LLC, a limited liability company organized under the laws of the State of Delaware (“VHCPM-II”), VHCP Management III, LLC, a limited liability company organized under the laws of the State of Delaware (“VHCPM-III”), VHCP Management EG, LLC, a limited liability company organized under the laws of the State of Delaware (“VHCPM-EG” and collectively with VHCP II-LP, VHCP-II Co-Invest, VHCP-III, VHCP-III Co-Invest, VHCP-EG, VHCPM-II and VHCPM-III, the “Venrock Entities”), Nimish Shah (“Shah”) and Bong Koh (“Koh”) in respect of Common Stock of Cogent Biosciences, Inc.

Item 1.

(a)	Name of Issuer

Cogent Biosciences, Inc.

(b)	Address of Issuer’s Principal Executive Offices

200 Cambridge Park Drive, Suite 2500

Cambridge, Massachusetts 02140

Item 2.

(a)	Name of Person Filing

Venrock Healthcare Capital Partners II, L.P.

VHCP Co-Investment Holdings II, LLC

Venrock Healthcare Capital Partners III, L.P.

VHCP Co-Investment Holdings III, LLC

Venrock Healthcare Capital Partners EG, L.P.

VHCP Management II, LLC

VHCP Management III, LLC

VHCP Management EG, LLC

Nimish Shah

Bong Koh

(b)	Address of Principal Business Office or, if none, Residence

New York Office:	Palo Alto Office:
7 Bryant Park	3340 Hillview Avenue
23rd Floor	Palo Alto, CA 94304
New York, NY 10018

(c)	Citizenship

All of the Venrock Entities were organized in Delaware. The individuals are both United States citizens.

(d)	Title of Class of Securities

Common Stock, par value $0.001 per share

(e)	CUSIP Number

19240Q201

CUSIP No. 19240Q201	Page 13 of 18

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable

Item 4.	Ownership

(a)	Amount Beneficially Owned as of December 31, 2022:

Venrock Healthcare Capital Partners II, L.P.	7,309,128 (1)
VHCP Co-Investment Holdings II, LLC	7,309,128 (1)
Venrock Healthcare Capital Partners III, L.P.	7,309,128 (1)
VHCP Co-Investment Holdings III, LLC	7,309,128 (1)
Venrock Healthcare Capital Partners EG, L.P.	7,309,128 (1)
VHCP Management II, LLC	7,309,128 (1)
VHCP Management III, LLC	7,309,128 (1)
VHCP Management EG, LLC	7,309,128 (1)
Nimish Shah	7,309,128 (1)
Bong Koh	7,309,128 (1)

(b)	Percent of Class as of December 31, 2022:

Venrock Healthcare Capital Partners II, L.P.	9.99%
VHCP Co-Investment Holdings II, LLC	9.99%
Venrock Healthcare Capital Partners III, L.P.	9.99%
VHCP Co-Investment Holdings III, LLC	9.99%
Venrock Healthcare Capital Partners EG, L.P.	9.99%
VHCP Management II, LLC	9.99%
VHCP Management III, LLC	9.99%
VHCP Management EG, LLC	9.99%
Nimish Shah	9.99%
Bong Koh	9.99%

(c)	Number of shares as to which the person has, as of December 31, 2022:

(i)	Sole power to vote or to direct the vote

Venrock Healthcare Capital Partners II, L.P.	0
VHCP Co-Investment Holdings II, LLC	0
Venrock Healthcare Capital Partners III, L.P.	0
VHCP Co-Investment Holdings III, LLC	0
Venrock Healthcare Capital Partners EG, L.P.	0
VHCP Management II, LLC	0
VHCP Management III, LLC	0
VHCP Management EG, LLC	0
Nimish Shah	0
Bong Koh	0

CUSIP No. 19240Q201	Page 14 of 18

(ii)	Shared power to vote or to direct the vote

Venrock Healthcare Capital Partners II, L.P.	7,309,128 (1)
VHCP Co-Investment Holdings II, LLC	7,309,128 (1)
Venrock Healthcare Capital Partners III, L.P.	7,309,128 (1)
VHCP Co-Investment Holdings III, LLC	7,309,128 (1)
Venrock Healthcare Capital Partners EG, L.P.	7,309,128 (1)
VHCP Management II, LLC	7,309,128 (1)
VHCP Management III, LLC	7,309,128 (1)
VHCP Management EG, LLC	7,309,128 (1)
Nimish Shah	7,309,128 (1)
Bong Koh	7,309,128 (1)

(iii)	Sole power to dispose or to direct the disposition of

Venrock Healthcare Capital Partners II, L.P.	0
VHCP Co-Investment Holdings II, LLC	0
Venrock Healthcare Capital Partners III, L.P.	0
VHCP Co-Investment Holdings III, LLC	0
Venrock Healthcare Capital Partners EG, L.P.	0
VHCP Management II, LLC	0
VHCP Management III, LLC	0
VHCP Management EG, LLC	0
Nimish Shah	0
Bong Koh	0

(iv)	Shared power to dispose or to direct the disposition of

Venrock Healthcare Capital Partners II, L.P.	7,309,128 (1)
VHCP Co-Investment Holdings II, LLC	7,309,128 (1)
Venrock Healthcare Capital Partners III, L.P.	7,309,128 (1)
VHCP Co-Investment Holdings III, LLC	7,309,128 (1)
Venrock Healthcare Capital Partners EG, L.P.	7,309,128 (1)
VHCP Management II, LLC	7,309,128 (1)
VHCP Management III, LLC	7,309,128 (1)
VHCP Management EG, LLC	7,309,128 (1)
Nimish Shah	7,309,128 (1)
Bong Koh	7,309,128 (1)

1	Consists of (i) 329,906 shares of common stock and 864,529 shares of common stock issuable upon the conversion of Series A non-voting convertible preferred stock (“Series A stock”) held by Venrock Healthcare Capital Partners II, L.P., (ii) 133,690 shares of common stock and 350,226 shares of common stock issuable upon the conversion of Series A stock held by VHCP Co-Investment Holdings II, LLC, (iii) 1,382,064 shares of common stock and 1,869,389 shares of common stock issuable upon the conversion of Series A stock held by Venrock Healthcare Capital Partners III, L.P., (iv) 138,161 shares of common stock and 186,867 shares of common stock issuable upon the conversion of Series A stock held by VHCP Co-Investment Holdings III, LLC., and (v) 2,054,296 shares of common stock held by Venrock Healthcare Capital Partners EG, L.P. The share numbers in the preceding sentence represent the maximum number of shares of common stock issuable upon the voluntary conversion of the Reporting Persons’ Series A stock pursuant to the Certificate of Designation for the Series A stock as a result of the blocker provision of the Certificate of Designation described in the following sentence. The Certificate of Designation provides that the holder of Series A stock will not have a right to convert, subject to certain exceptions, the Series A stock for common stock if, as a result of such conversion, the holder, together with its affiliates and other attribution parties, would exceed a beneficial ownership limitation to be set at the discretion of the holder between 4.9% and 19.9% of the number of shares of common stock outstanding immediately after giving effect to the issuance of the shares of common stock being converted. The Reporting Persons have set the beneficial ownership limitation at 9.99%.

CUSIP No. 19240Q201	Page 15 of 18

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of a Group

Not Applicable

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. 19240Q201	Page 16 of 18

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2023

Venrock Healthcare Capital Partners II, L.P.			Venrock Healthcare Capital Partners III, L.P.

By:	VHCP Management II, LLC		By:	VHCP Management III, LLC
Its:	General Partner		Its:	General Partner

By:	/s/ David L. Stepp		By:	/s/ David L. Stepp
	Name:	David L. Stepp		Name:	David L. Stepp
	Its:	Authorized Signatory		Its:	Authorized Signatory

VHCP Co-Investment Holdings II, LLC			VHCP Co-Investment Holdings III, LLC

By:	VHCP Management II, LLC		By:	VHCP Management III, LLC
Its:	Manager		Its:	Manager

By:	/s/ David L. Stepp		By:	/s/ David L. Stepp
	Name:	David L. Stepp		Name:	David L. Stepp
	Its:	Authorized Signatory		Its:	Authorized Signatory

Venrock Healthcare Capital Partners EG, L.P.

By:	VHCP Management EG, LLC
Its:	General Partner

By:	/s/ David L. Stepp
	Name:	David L. Stepp
	Its:	Authorized Signatory

VHCP Management II, LLC			VHCP Management III, LLC

By:	/s/ David L. Stepp		By:	/s/ David L. Stepp
	Name:	David L. Stepp		Name:	David L. Stepp
	Its:	Authorized Signatory		Its:	Authorized Signatory

VHCP Management EG, LLC

By:	/s/ David L. Stepp
	Name:	David L. Stepp
	Its:	Authorized Signatory

Nimish Shah		Bong Koh

By:	/s/ David L. Stepp	By:	/s/ David L. Stepp
	David L. Stepp, as attorney-in-fact		David L. Stepp, as attorney-in-fact

CUSIP No. 19240Q201	Page 17 of 18

EXHIBITS

A:	Joint Filing Agreement

B:	Power of Attorney for Nimish Shah (incorporated by reference to Exhibit B to Schedule 13G filed on July 20, 2020)

C:	Power of Attorney for Bong Koh (incorporated by reference to Exhibit C to Schedule 13G filed on July 20, 2020)

CUSIP No. 19240Q201	Page 18 of 18

EXHIBIT A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Common Stock of Cogent Biosciences, Inc. and further agree that this agreement be included as an exhibit to such filing. Each party to the agreement expressly authorizes each other party to file on its behalf any and all amendments to such statement. Each party to this agreement agrees that this joint filing agreement may be signed in counterparts.

In evidence whereof, the undersigned have caused this Agreement to be executed on their behalf this 14th day of February, 2023.

Venrock Healthcare Capital Partners II, L.P.			Venrock Healthcare Capital Partners III, L.P.

By:	VHCP Management II, LLC		By:	VHCP Management III, LLC
Its:	General Partner		Its:	General Partner

By:	/s/ David L. Stepp		By:	/s/ David L. Stepp
	Name:	David L. Stepp		Name:	David L. Stepp
	Its:	Authorized Signatory		Its:	Authorized Signatory

VHCP Co-Investment Holdings II, LLC			VHCP Co-Investment Holdings III, LLC

By:	VHCP Management II, LLC		By:	VHCP Management III, LLC
Its:	Manager		Its:	Manager

By:	/s/ David L. Stepp		By:	/s/ David L. Stepp
	Name:	David L. Stepp		Name:	David L. Stepp
	Its:	Authorized Signatory		Its:	Authorized Signatory

Venrock Healthcare Capital Partners EG, L.P.

By:	VHCP Management EG, LLC
Its:	General Partner

By:	/s/ David L. Stepp
	Name:	David L. Stepp
	Its:	Authorized Signatory

VHCP Management II, LLC			VHCP Management III, LLC

By:	/s/ David L. Stepp		By:	/s/ David L. Stepp
	Name:	David L. Stepp		Name:	David L. Stepp
	Its:	Authorized Signatory		Its:	Authorized Signatory

VHCP Management EG, LLC

By:	/s/ David L. Stepp
	Name:	David L. Stepp
	Its:	Authorized Signatory

Nimish Shah		Bong Koh

By:	/s/ David L. Stepp	By:	/s/ David L. Stepp
	David L. Stepp, as attorney-in-fact		David L. Stepp, as attorney-in-fact